SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 3,  2002

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                    Form 40-F  ☐

Enclosures:

1.                                                                   Nokia Press Release dated December 3 and titled:

“Nokia expects solid growth in the mobile handset industry in 2003”

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2002		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel

PRESS RELEASE

December 3, 2002

Nokia expects solid growth in the mobile handset industry in 2003

The company expects 10% or slightly more handset market growth in 2003 — while anticipating a challenging industry environment in wireless infrastructure to continue

At the company’s bi-annual strategy meeting for investors on Tuesday in Irving, Texas, Nokia (NYSE:NOK) management reinforced its confidence in the continued growth of the mobile handset industry in 2003. At the same time, the company expects continued challenges in the wireless infrastructure industry in 2003.

Speaking to investors, Jorma Ollila, Chairman and CEO said, “As industry growth dynamics change, Nokia is the company best positioned to capitalize on the opportunities ahead. We see growth potential in new product categories especially in games, imaging and the enterprise market in which we can extend our strong brand, technology prowess and manufacturing scalability. We believe we have gained global handset market share in 2002, bringing us even closer to our target of 40%.”

Wireless Handset Market

Nokia continues to believe the total market volume for handsets will reach 400 million units in 2002 and 2003 market volume is expected to grow 10% or slightly more. Growth in 2003 will be driven by a combination of subscriber growth and a stabilizing replacement cycle. The company projects that the mobile subscriber market will grow from more than 1.1 billion at the end of 2002 to approximately 1.5 billion in 2005, while the annual share of the replacement market will continue to grow from the current 50% level.

Currently, slightly more than a quarter of the global subscribers upgrade their handsets annually, which leads to a replacement cycle of roughly 2.5 years. This replacement cycle has lengthened over the last 18 months — but now appears to be stabilizing — providing an important engine for growth going forward.

Wireless Infrastructure Market

For the full year 2002, Nokia expects the total wireless infrastructure market to be down approximately 20%, while the company’s addressable market will decline closer to 15%. The outlook for the market continues to be challenging as operators focus on cash flow while cutting back on investments. For 2003, Nokia anticipates that the total market in mobile infrastructure will be down approximately 10%, while Nokia’s addressable market should fair slightly better with a decrease of roughly 5-10%.

While operator investments have decreased, capacity needs, driven by increasing network traffic, have grown. Continued take-up of mobile data services will further increase pressure on existing networks. The global technologies of GSM, EDGE and WDCMA provide operators with the smoothest evolution to deliver the capacity needs in the most cost efficient manner.

Enabling Mobile Technologies

As the market enters into a new phase of advanced features and services, facilitated by color screens, imaging, MMS (multimedia message service), and Java, Nokia stands at the forefront with its expanded breadth of product offerings. In 2002, Nokia has shipped over 30 new phone models - many of which incorporate these advanced features.

PRESS RELEASE

December 3, 2002

In 2003, Nokia expects to ship 50-100 million color handsets, with MMS, Java and browser support. Of these, approximately 10 million will be based on Nokia’s Series 60 user interface. More than 70 operators have already launched MMS services.

OMA and Mobile Software

As the industry makes the transition from voice to value added services, openness is a critical requirement for growth. Openness enables the greatest proliferation of services and provides the best platform for developers. The company stands in strong support of the continued efforts of the Open Mobile Alliance and its over 300 member companies. For instance, industry players representing over 60% of the handset market have already adopted Nokia’s Series 60 software platform, which is quickly becoming the de facto platform for smart phones.

Nokia’s bi-annual strategy meeting for investors can be viewed live on the web at www.nokia.com (under “Investors”) beginning at 9am ET on Tuesday December 3, 2002.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company’s success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company’s principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company’s partners, suppliers and customers; 11) the management of the Company’s customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 17 of the Company’s Form 20-F for the year ended December 31, 2001.

For more information:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495

Ulla James, Investor Relations, tel. +1 972 894 4880

Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com